Exhibit (a)(15)

ADDENDUM FOR EMPLOYEES IN ISRAEL

MATERIAL TAX CONSEQUENCES

The following is a general summary of the Israeli income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Israel. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you a citizen or resident of a country other than Israel. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Please note that the terms and conditions of the New Options may not necessarily be the same as the old options, as required by Israeli legislation.

Option Exchange. If the options you exchange have not vested, you will not be subject to tax as a result of the exchange of such option for a New Option. If you exchange any options which have vested, you may be subject to taxation. Please consult with your tax advisor regarding the tax consequences of exchanging a vested option.

Grant of New Option. Subject to the treatment described above under “Option Exchange”, you will not be subject to tax when the New Option is granted to you.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. You will recognize a tax on the capital gain, at a 35% rate, when you subsequently sell the shares. The taxable amount will be equal to the difference between the sale price and the fair market value of the shares on the date of exercise, adjusted for inflation. If your capital gains exceed an annual limit (the limit is NIS 55,000 for the 2002 tax year) for the year, you must file a tax return.

(a)(15)